SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

May 7, 2021

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips Annual General Meeting of Shareholders approves all proposals”, dated May 6, 2021.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 7th day of May 2021.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press information

May 6, 2021

Philips Annual General Meeting of Shareholders approves all proposals

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) announced that today’s Annual General Meeting of Shareholders (2021 AGM) has re-appointed Mr. Marnix van Ginneken as member of the Board of Management and appointed Mrs. Chua Sock Koong and Mrs. Indra Nooyi as members of the Supervisory Board.

The other proposals voted on at the 2021 AGM, including the proposal to pay a dividend of EUR 0.85 per share over 2020, were also adopted. More information about the dividend can be found via this link.

More information on the composition of the Board of Management, the Executive Committee and the Supervisory Board can be found here.

Philips’ 2020 financial statements are included in its 2020 Annual Report that was published on February 23, 2021.

For more information about Philips’ 2021 AGM, please click on this link.

For further information, please contact:

Martijn van der Starre
Philips Global Press Office
Tel.: +31 6 28474617
E-mail: martijn.van.der.starre@philips.com

Derya Guzel
Philips Investor Relations
Tel.: +31 20 59 77055
E-mail: derya.guzel@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and well-being, and enabling better outcomes across the health continuum – from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips generated 2020 sales of EUR 17.3 billion and employs approximately 77,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.